SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

21 February 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 21 February 2011 re: Voluntary Agreement with FSA Announced

11/11                                                                                                                                                                                                                                                                                                                                                                                    21 February 2011

LLOYDS BANKING GROUP ANNOUNCES VOLUNTARY AGREEMENT WITH THE FSA WITH REGARD TO CERTAIN HALIFAX MORTGAGE CONTRACTS

Lloyds Banking Group plc announces that it has reached a voluntary agreement with the FSA in relation to initiating a customer review and contact programme with regard to outstanding concerns with the variation of limits of some Retail mortgage contracts.  This specifically relates to some Halifax mortgage customers, where the wording in the mortgage offer documents received by these customers had the potential to cause confusion.

This proactive agreement follows conversations between Lloyds Banking Group and the FSA to address this potential confusion. The relevant mortgages were written during 2004 - 2007 by Bank of Scotland plc under the 'Halifax' brand, and through the contact programme, goodwill payments will be made to affected customers.  To effect these goodwill payments, Bank of Scotland plc has applied for a Voluntary Variation of Permission (VVOP) to carry out the customer review and contact programme to bring it within section 404F (7) of FSMA 2000.

The Group is committed to running its business with the highest levels of integrity and treating its customers fairly and therefore believes that a proactive co-ordinated programme to identify affected customers and make goodwill payments is the appropriate course of action.

Lloyds Banking Group is making a provision of £500 million in relation to the contact programme within its 2010 accounts which is expected to fully cover the payments.

- END -

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Michael Oliver                                                                        +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Media Relations
Brigitte Trafford                                                                      +44 (0) 20 7356 1849
Group Communications Director
Email: brigitte.trafford@lloydsbanking.com

Paul Fincham                                                                        +44 (0) 20 7356 1223
Head of Media Relations
Email: paul.fincham@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group's or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date:  21 February 2011